Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Renews Two Contracts in the North Sea

    VANCOUVER, July 9 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today it has secured contract renewals with
Statoil ASA and GDF Production Nederland B.V., for the provision of helicopter services in the North Sea. The contract renewal details are as follows:

    <<
    1.  Statoil has extended their contract with CHC for the support of
        Statoil's offshore operations (based out of Kristiansund) for five years, starting 1 July 2009. The current operation out of
        Kristiansund is with one Sikorsky S-92, one Eurocopter AS332L2 and one Eurocopter AS332L1. From July 2009 these helicopters will be replaced by two Sikorsky S-92 helicopters and one Eurocopter EC225.
        This contract is anticipated to generate up to $170 million (all figures in Canadian dollars) over the five year extension period.

    2.  CHC will also provide a mixture of S76B and S61N services to GDF
        Production Nederland B.V. in Den Helder, for an additional five year period. The contract was renewed in June 2007 and is expected to generate revenue of approximately $55 million over the five year extension period.
    >>

    CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice President and Chief
Financial Officer, (604) 279-2471 or (778) 999-0314/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 17:30e 09-JUL-07